PE 12/27/2013

[redacted]

14005216

NO ACT Received SEC

JAN 22 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-22-14

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NextEra Energy, Inc.
Incoming letter dated December 27, 2013

Dear Mr. Dye:

This is in response to your letter dated December 27, 2013 concerning the shareholder proposal submitted to NextEra by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 22, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: NextEra Energy, Inc.
Incoming letter dated December 27, 2013

The proposal relates to compensation.

There appears to be some basis for your view that NextEra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of NextEra's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if NextEra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which NextEra relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

**By Email** (shareholderproposals@sec.gov)

December 27, 2013

**Rule 14a-8(b)**
**Rule 14a-8(f)(1)**
**Rule 14a-8(i)(1)**
**Rule 14a-8(i)(2)**
**Rule 14a-8(i)(3)**
**Rule 14a-8(i)(6)**
**Rule 14a-8(i)(7)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc.
Shareholder Proposal of Qube Investment Management Inc.

Ladies and Gentlemen:

We are submitting this letter on behalf of NextEra Energy, Inc. (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and supporting statement (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent" or "Qube").

We also request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being emailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being sent to the Proponent. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent submits to the Commission or the Staff regarding the proposal. Accordingly, the undersigned is taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the Company and the undersigned.

The Company currently intends to begin printing its 2014 proxy materials on March 26, 2014 and to file its 2014 proxy materials with the Commission on or about April 7, 2014.

**THE PROPOSAL**

The resolution included in the Proposal provides as follows:

"RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)."

**BASES FOR EXCLUSION**

We request that the Staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to demonstrate that it is eligible to submit the Proposal;
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Florida law;
- Rule 14a-8(i)(2) because the Proposal would require the Company to violate Florida law;
- Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of the Rule 14a-9; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

## BACKGROUND

The Proposal was submitted by the Proponent on November 22, 2013 (as evidenced by the date on the UPS label attached as Exhibit 2) and was received by the Company's Corporate Secretary on November 25, 2013. The submission included a letter from TD Waterhouse Canada Inc. ("TD Waterhouse") dated November 5, 2013 (the "First Waterhouse Letter"), stating that "(a)s of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 12,619 shares of NEXTERA ENERGY, INC." Attached to the First Waterhouse Letter was a TD Waterhouse Security Record and Positions Report (the "First Account Statement") dated as of November 13, 2013, which set forth, apparently in duplicate, the names, account numbers and quantity of shares held in various client accounts managed by the Proponent. The First Waterhouse Letter and the First Account Statement are attached as Exhibit 3. The First Waterhouse Letter and the First Account Statement indicate that TD Waterhouse held shares of the Company's common stock in accounts owned and held in the names of the Proponent's clients, not in an account of the Proponent itself.

After reviewing its records with the assistance of its transfer agent, the Company determined that the Proponent was not a record holder of the Company's common stock. Accordingly, within the 14 day period, by letter (the "Deficiency Letter") sent by overnight delivery on December 6, 2013 and by email on December 8, 2013 (with a courtesy copy sent by facsimile on December 9, 2013), the Company notified the Proponent of the need to provide proof of the Proponent's ownership of the requisite amount of the Company's common stock for at least one year preceding and including November 22, 2013 (the date of submission of the Proposal). The Deficiency Letter also asked the Proponent to provide a written statement that the Proponent would hold the shares through the date of the 2014 annual meeting of shareholders. A copy of the Deficiency Letter and proofs of delivery of the Deficiency Letter is attached as Exhibit 4.

On December 12, 2013, the Company received an email from the Proponent (the "December 12 email") attaching a second letter from TD Waterhouse dated December 11, 2013 (the "Second Waterhouse Letter" and together with the First Waterhouse Letter, the "Waterhouse Letters"). The Second Waterhouse Letter reiterated that the Proponent holds and has been set up to receive and exercise proxies on behalf of client accounts. The Second Waterhouse Letter also confirmed that "TDW is Depositary Trust Company" under DTC # 5036. Attached to the Second Waterhouse Letter is a second TD Waterhouse Security Record and Positions Report dated as of November 26, 2013 (the "Second Account Statement" and together with the First Account Statement, the "Account Statements"). The Second Waterhouse Letter states that the Second Account Statement represents "a daily report of all firm security holdings" and "indicates continuous ownership of the funds for Qube Investment Management, Inc. on behalf of their clients." A copy of the December 12 email, the Second Waterhouse Letter and the Second Account Statement is attached as Exhibit 5.

## I. Rule 14a-8(b) and Rule 14a-8(f) – The Proponent Failed to Demonstrate That It is Eligible to Submit the Proposal

*A. The Exclusion*

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

*B. Applicability of the Exclusion*

*1. The Proponent Failed to Demonstrate Continuous Ownership of the Company's Securities for One Year Prior to the Submission of the Proposal*

The Account Statements fail to demonstrate one-year continuous ownership of the Company's securities by the Proponent. In Staff Legal Bulletin No. 14, § C.1.c (2) (Jul. 13, 2001) ("SLB 14"), the Staff stated that a shareholder's monthly, quarterly or other periodic investment statements (like the Account Statements) do not demonstrate sufficient continuous ownership of securities. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the Proposal." SLB 14.

Consistent with SLB 14, the Staff has permitted exclusion of proposals on grounds that a "snapshot" brokerage or account statement showing the proponent's ownership only at a point in time is insufficient to prove ownership under Rule 14a-8(b). *See Rite Aid Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter providing current ownership and original date of purchase was insufficient proof of ownership); *General Motors Corp. (Koloski)* (Apr. 5, 2007) (account summary was insufficient proof of continuous ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

The Account Statements fail to meet the standards for evidencing ownership under Rule 14a-8, SLB 14 and SLB14G. First, the Account Statements, which purport to verify ownership of securities by client accounts only as of November 13, 2013 and November 26, 2013, fail to demonstrate the continuous ownership of the Company's securities for one year prior to the submission of the Proposal. The First Waterhouse Letter is entirely silent as to the period for which the Proponent may have owned any securities of the Company. The Second Waterhouse letter states that the Second Account Statement indicates "continuous ownership of the funds" for the Proponent on behalf of their clients. This statement, however, does not indicate the time period to which the "continuous ownership" relates (which must encompass the one-year period ending November 22, 2013). The Account Statements do contain a column showing a "date" for each account, apparently listing every account twice, but the Waterhouse Letters do not explain what those dates mean, and in any case most of the dates are less than one year prior to the date the Proposal was submitted. Further, TD Waterhouse's statement regarding continuous ownership refers to Qube's ownership of "the funds," which is not defined and could represent ownership of any number of different items including cash or other securities unrelated to the Company.

2. *The Proponent Failed to Provide a Written Statement of Intent to Hold the Requisite Securities Through the Date of the Company's 2014 Annual Meeting*

In addition to failing to provide proof of ownership of the Company's securities for at least one year as of the date of submission of the Proposal, the Proponent also failed to provide an adequate written statement of intention to hold the requisite number of the Company's shares through the date of the Company's 2014 meeting of shareholders as required by Rule 14a-8(b)(2).

In SLB 14, the Staff confirmed that a shareholder "must provide this written statement [of intent] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The Staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of client investment funds where the investment advisor rather than the client funds provided a written statement of intention to hold company securities through the date of the annual meeting. *See Energen Corporation (Calvert)* (Feb. 22, 2011). In Energen, the Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

Qube's authority here is the same as that of the investment advisor in Energen. The Company common stock on which Qube relies to establish its eligibility to submit the Proposal is owned by Qube's clients, in their own names, and not by Qube. Qube's website (http://qubeconsulting.ca/investments/faq-1/) states that Qube "has the authority to execute buy and sell orders within [its clients'] account[s] at TD Waterhouse," which indicates that Qube has investment discretion over the securities held in its clients' accounts. The securities are owned by Qube's clients, however, in their own names, and those clients could direct Qube to sell the shares of Company common stock held in their accounts at any time, or could terminate their advisory relationship with Qube and take direct ownership of the securities held in their accounts. To address that concern, the Deficiency Letter specifically requested that Qube provide evidence that "it has sole investment power over its clients' accounts [and] that its investment power is contractually irrevocable through the date of NextEra Energy's 2014 annual meeting of shareholders". Qube failed to provide that evidence, demonstrating that Qube cannot provide a commitment to hold the shares through the annual meeting. Accordingly, while Qube has represented that it intends to hold its clients' securities through the date of the Company's annual meeting, it is not Qube's representation that is required by Rule 14a-8(b)(2). Instead, the owners of the Company's securities need to provide the representation, and they have not done so.

3. *The Proponent Does Not Have an Economic Interest in its Client Managed Accounts, Nor Does it Have the Authority to Submit the Proposal on Behalf of its Client Managed Accounts*

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); and *The Western Union Company* (Mar. 4, 2010). In each of these letters, the Staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

As was the case in the letters cited above, the Proponent has offered no proof that it has any economic interest in the shares of the Company's common stock held in the client accounts it manages. The Proponent's website (http://qubeconsulting.ca/investments/faq-1/) states that the Proponent, as a professional investment manager, offers investment management in segregated accounts at TD Waterhouse maintained in the names of individual clients. Because the Proponent merely manages securities owned by and held in the names of its clients (including the Company common stock listed in the Account Statements), the Proponent does not have an economic interest in the securities sufficient to establish that the Proponent is a "shareholder" eligible to submit the Proposal.

The Proponent submitted the Proposal in its own right, based on its clients' ownership of the Company's common stock, and not on behalf of any one or more of its clients. Even if the Proponent had purported to be acting on behalf of its clients, the Proponent offered no evidence that its clients had authorized it to submit the Proposal on their behalf. The Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *The Western Union Company* (Mar. 4, 2010); and *The Western Union Company* (Mar. 4, 2008).

For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf. *See Smithfields Foods, Inc.* (Jun. 24, 2010). In *Smithfields Foods, Inc.*, the investment advisor submitted a proposal on behalf of an investment fund for which it served as investment advisor. The Staff stated that the proposal was not excludable because the investment advisory agreement between the investment advisor and the fund, as well as the investment advisor's proxy voting guidelines, clearly established that the fund had delegated to the advisor the authority to submit the proposal on the fund's behalf).

Here the Proponent has provided no evidence that it has been given the authority to submit the Proposal on behalf of its clients' accounts. Nothing in Qube's initial submission or its response to the Deficiency Letter establishes that Qube has the authority to submit the Proposal on behalf of its clients. The Waterhouse Letters state only that Qube holds and has been set up to receive and exercise proxies on behalf of its clients, which is far short of having the authority to submit proposals on their behalf.

Since Qube is not a shareholder eligible to submit the Proposal in its own right and does not have the authority to submit the Proposal on behalf of its clients, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b). Because the Company properly notified the Proponent of these defects, and the Proponent failed to cure them, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

## II. Rule 14a-8(i)(1) – The Proposal Is Not a Proper Subject For Action by Shareholders Under Florida Law

*A. The Exclusion*

Under Rule 14a-8(i)(1), a shareholder proposal may be excluded from a company's proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are improper under the state law."

Section G of SLB 14 provides that, "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Similarly, the Commission has explained that "the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute....itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See* Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976).

*B. Applicability of the Exclusion*

The Proposal is not cast as a recommendation or request but as a mandatory proposal that would be binding upon the Company if approved. As more fully explained in the legal opinion of Hogan Lovells US LLP attached hereto as Exhibit 6 (the "Florida Legal Opinion"), the Proposal, if adopted, would improperly interfere with the authority of the Company's Board of Directors (the "Board"), acting through its compensation committee, to set executive officer compensation, and therefore would violate Florida law.

The Company is a Florida corporation, governed by Florida Statutes Chapter 607. Section 607.0801 of the Florida Statutes provides, in relevant part, that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation..." Section 607.0302 of the Florida Statutes further provides that a corporation's powers include fixing compensation of officers and employees, including adoption of benefit or incentive plans. The Company's articles of incorporation do not reserve to the shareholders any power to manage the business or affairs of the Company or to control the compensation of officers. Additionally, the Company's bylaws provide that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the board of directors." Thus, as described in the Florida Legal Opinion, under the Florida Statutes, the Board, and not the shareholders, is charged with determining the compensation of the Company's executive officers.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. For example, in *Celgene Corp.* (Mar. 27, 2013), the Staff concurred that the company could exclude a proposal mandating that the chair of the board be a director who is not concurrently an executive officer of the company. In *IEC Electronics Corp.* (Oct. 31, 2012), the Staff similarly concurred that the company could exclude a proposal mandating that "cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders." *See also Bank of America* (Feb. 16, 2011); *MGM Mirage* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005); *Constellation Energy Group, Inc.* (Mar. 2, 2004); and *Ford Motor Co.* (Mar. 19, 2001) (in each case, permitting exclusion of a non-precatory proposal as an improper subject for shareholder action under applicable law).

The Proposal mandates a limit on executive compensation in contravention of the Board's discretionary authority under Florida law. If approved by shareholders, the Proposal would impose an obligation on the Board to set compensation in accordance with the limit, regardless of the Board's fiduciary duties and regardless of whether or not such action is in the shareholders' or the Company's best interests. Given that the Proposal relates to matters that only the Board has the power to determine, in the exercise of its business judgment, the Proposal is not a proper subject for shareholder action under Florida law and therefore may be excluded under to Rule 14a-8(i)(1).

## III. Rule 14a-8(i)(2) – The Proposal Would Require the Company to Violate Florida Law

*A. The Exclusion*

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. The Company is incorporated under the laws of the State of Florida. For the reasons set forth above and in the Florida Legal Opinion, implementation of the Proposal would cause the Company to violate Florida law.

*B. Applicability of the Exclusion*

As discussed above, the Florida Legal Opinion states that the Proposal, if adopted, would improperly interfere with the authority of the Board to set executive officer compensation, and therefore would violate Florida law to which the Company is subject. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(2).

## IV. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

*A. The Exclusion*

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. On numerous occasions, the Staff has permitted exclusion of a proposal under Rule 14a-8(i)(6) where the proposal seeks action that is contrary to state law. *See Schering-Plough Corp.* (Mar. 27, 2008) (permitting exclusion of proposal that would violate New Jersey law) and *AT&T, Inc.* (Feb. 19, 2008) (permitting exclusion of proposal that would violate Delaware law).

*B. Applicability of the Exclusion*

As discussed above and in the attached Florida Legal Opinion, the Proposal would impose a limit on executive compensation that, if implemented, would violate Florida law. Accordingly, implementation of the Proposal is beyond the power of the Company, and the Proposal may be excluded under Rule 14a-8(i)(6).

## V. Rule 14a-8(i)(3) –The Proposal is Impermissibly Vague and Indefinite and Materially False and Misleading in Violation of Rule 14a-9

*A. The Exclusion*

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff indicated in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ....". Additionally, the Staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

*B. Applicability of the Exclusion*

*1. The Proposal Fails to Define Key Terms and Provide Necessary Guidance on its Implementation*

The Staff has consistently permitted exclusion of executive compensation proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concurred that the proposal was impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). In *General Electric Co. (Newby)* (Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that vesting of equity awards would not accelerate upon a change of control, other than on a pro rata basis, where it was unclear what "pro rata" meant); *Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal which called for a policy for compensating the "executives in the upper management....based on stock growth" because the proposal was unclear as to the executives and the time periods covered); and *Eastman Kodak Co. (Kuklo)* (Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued).

The Proposal, like the proposals addressed in the foregoing no-action letters, fails to define certain key terms, such that neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Moreover, the Proposal also fails to provide guidance on how the Proposal should be implemented.

For example, the Proposal does not define the term "total compensation" or set forth a framework for calculating it. Total compensation could be considered to be the amount shown as total compensation in the Summary Compensation Table of the Company's most recent disclosure document that contains executive compensation information pursuant to Item 402 of Regulation S-K. Alternatively, the term could mean total compensation as calculated in the same manner under Item 402, but measured as of any date the calculation is being performed, thus requiring a continuous updating of the value. Total compensation might also be calculated differently than under Item 402. For example, total compensation might exclude the intrinsic value of unexercised stock options or unvested stock awards, but include the value of exercised stock options and vested stock awards. Similarly, it may include accrued vacation, as well as other health and welfare benefits available to the Company's employees generally. If that were the case, the Proposal provides absolutely no guidance as to how these amounts should be valued. The time period for which "total compensation" is to be calculated is also not specified in the Proposal. Further, the Proposal does not explain how the suggested limit on total compensation would work and whether it would be applied retroactively to reduce total compensation that has already been paid or instead to limit total compensation to be paid in the future.

The Proposal also fails to define the related term "median annual total compensation" for all employees. As with "total compensation," there are a variety of ways in which this amount could be calculated. For example, the Proposal does not specify the methodology to be used to identify median employee compensation. Should the median be based on a representative sample of the employee population or based on the entire employee population?

The term "all employees of the Company" is also an undefined term that is central to an understanding of the Proposal. It is unclear whether the Company should include in that group part-time employees, temporary or seasonal workers, non-U.S. employees and/or named executive officers. For example, the Proposal requests that the compensation limit for named executive officers be based on a ratio of "ninety-nine times" the median compensation of all employees. However, by failing to define "all employees," the Proposal could be read to require that the total compensation of the named executive officers also be included in the calculation of the median annual total compensation of all employees. Alternatively, the term "all employees" could be read to exclude the named executive officers.

Finally, the Proposal is unclear as to whether the methodology for determining the limit on executive compensation should be based on an averaging or a median basis. The Proposal's resolution clause appears to set the limit based on the median compensation of all employees: "limit...to Ninety-Nine Times the median annual total compensation." The Proposal's title, however, refers to an average: "Total Executive Compensation Limit at 99 Times Average

Wages." Use of a median methodology versus an average could result in a materially different limit on executive compensation.

Given the Proposal's failure to define key terms and to otherwise provide guidance necessary for its implementation, it is unclear what actions the Company would have to take to implement the Proposal and any action taken by the Company could be significantly different from the shareholders' interpretation of the Proposal when it is voted upon.

2. *The Proposal Relies on External Guidelines but Fails to Describe Them*

The Staff also has concurred that a proposal may be excluded under Rule 14a-8(i)(3) if it refers to an external standard to implement a central aspect of the proposal but fails to describe or explain the substantive provisions of that standard. For example, in *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the Staff permitted exclusion of a proposal seeking to provide proxy access to shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). In allowing exclusion, the Staff noted that, although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands Int'l, Inc.* (Mar. 7, 2012) (same); *Sprint Nextel Corp.* (Mar. 7, 2012) (same); *Chevron Corp.* (Mar. 15, 2013) (permitting exclusion of a proposal requesting that the board adopt a policy that the chairman be an independent director as defined in the New York Stock Exchange listing standards because the proposal did not provide information about the definition); *WellPoint, Inc. (SEIU Master Trust)* (Feb. 24, 2012) (same); *AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal seeking a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2" without providing an explanation of the standard); and *Johnson & Johnson (United Methodist Church)* (Feb. 7, 2003) (permitting exclusion of a proposal requesting adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

The Proposal's resolution states that the requested limit on executive compensation will be the same as required by the SEC under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP). Similar to *MEMC Electronic Materials*, although some shareholders voting on the proposal may be familiar with Item 402 of Regulation S-K and GAAP, many other shareholders will not. These references to external sources are critical to understanding how the Proposal's limit on executive compensation would operate, but the Proposal fails to provide shareholders with any basis for understanding how those external sources would impact the calculation of the requested limit. As a result, shareholders voting on the Proposal would be unable to determine the effects of its implementation.

For the foregoing reasons, the Proposal is impermissibly vague and indefinite and inherently misleading such that shareholders would be unable to determine with any reasonable certainty what actions or measures the Proposal requires. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

*3. The Proposal Contains False and Materially Misleading Statements*

In SLB 14B, the Staff confirmed that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal contained key factual statements that were materially false or misleading.

The Staff also has permitted exclusion of proposals as false and misleading where the proposal incorrectly described the standard being requested under the proposal. In *Allstate Corp. (Chris Rossi)* (Feb. 16, 2009), the Staff permitted exclusion of a proposal requesting that the board provide for an independent lead director who would be independent under the standard set by the Council of Institutional Investors ("CII") because the proposal incorrectly described the standard. The proposal referred to the CII's independent director standard as "a person whose directorship constitutes his or her only connection to the corporation." However, contrary to the assertion in the proposal, the CII definition of independent director permitted certain types of "trivial" connections between a director and the company and also contemplated situations in which relationships among board members, *i.e.*, between a director and the chairman of the board, might impair a director's independence even if the director's only relationship to the corporation was his or her directorship. *See also General Electric Co.* (Jan. 6, 2009) (permitting exclusion of a proposal requesting that the board adopt a policy that directors who receive more than 25% withheld votes in a director election will not serve on key board committees where the concept of "withheld" votes did not apply to the company and its majority vote standard for director elections); *State Street Corp.* (Mar. 1, 2005) (permitting exclusion of a proposal that represented to shareholders that they may take action under a statute that was not applicable to the company); and *McDonald's Corp* (Mar. 13, 2001) (permitting exclusion of a proposal to adopt "SA 8000 Social Accountability Standards" because proposal did not accurately describe the standards).

In this case, the Proposal contains objectively false and materially misleading statements. The Proposal states that a "pay ratio cap" will be the same as "[required] by the SEC when reporting under the Item 402 of Regulation S-K." Nowhere in Item 402 of Regulation S-K does the Commission require any form of a "pay ratio cap." Moreover, the Commission's proposed amendments to Item 402 to implement the "pay ratio" disclosure requirements of Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act contain no form of a pay ratio cap. Moreover, the proposed amendments to Item 402 relate only to the compensation of the chief executive officer as compared to the other employees of companies (other than the chief executive officer), whereas the Proposal applies its pay ratio cap based on the ratio of compensation of each "named executive officer" as compared to "all employees" of the Company. Accordingly, shareholders voting on the Proposal may believe that the Proposal is consistent with, and involves computations already required by, SEC rules currently applicable to the Company.

The Proposal is also false and misleading in stating that executive compensation disclosed under Item 402 is determined under GAAP. While equity awards are reported in the Summary Compensation Table based on their grant date fair value determined in accordance with GAAP, other elements of compensation are reported on a basis other than GAAP. Perquisites, for example, are valued based on their aggregate incremental cost to the company. Similarly, a bonus foregone at the election of an executive officer must be reported in the Summary Compensation Table, even though the bonus results in no GAAP expense because it was not paid. Total compensation under Item 402 simply is not calculated based on GAAP.

For all of the foregoing reasons, the Proposal is objectively false and materially misleading in violation of Rule 14a-9 and is excludable under Rule 14a-8(i)(3).

*4. Revision is Permitted Only in Limited Circumstances*

While the Staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB 14B. As the Staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also* SLB 14. As evidenced by the number of misleading, vague and indefinite portions of the Proposal discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). As a result, the entire Proposal may be omitted under Rule 14a-8(i)(3), and the Proponent should not be given the opportunity to revise it.

## VI. Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

*A. The Exclusion*

A shareholder proposal may be excluded under Rule 14a-8(i)(7) if "the proposal deals with a matter relating to the company's ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment."

*B. Applicability of the Exclusion*

The Staff has explained that, since 1992, it has applied a bright-line analysis when considering whether a proposal relating to compensation may be excluded under Rule 14a-8(i)(7). Under that analysis, a proposal may be excluded if it "relate[s] to general employee compensation matters" but not if it "concern[s] only senior executive and director compensation." Staff Legal Bulletin No. 14A (Jul. 12, 2002) (emphasis in original).

While the Proposal may appear to relate solely to the compensation of "senior executives" because it limits the total compensation of named executive officers only, the Proposal actually has a very wide application reaching a broad group of employees and impacts general employee matters. The Proposal seeks to alter the balance of compensation of all of the Company's employees as a whole by imposing a ceiling on the ratio of compensation paid to named executive officers and compensation paid to all employees. If the Proposal were approved, the Company could comply by raising the wages of its lowest-paid employees or by increasing the compensation of the most highly paid employees who do not qualify as named executive officers. Accordingly, the Proposal seeks to regulate the Company's ability to determine the appropriate balance of compensation for its workforce as a whole.

The Staff has concurred in the exclusion of proposals that seek to regulate executive compensation but also affect the compensation of a broader group of employees. In *Microsoft Corp.* (Sept. 17, 2013), for example, the Staff permitted exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. The Staff concurred that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co. (Barnett)* (Oct. 17, 2012) (permitting exclusion of proposals requesting that the managing officers voluntarily repatriate 33% of their total monetary compensation for 2013 into a bonus pool to be distributed to other company employees because the proposal relates to compensation that may be paid to employees generally); *Emerson Electric Co.* (Oct. 17, 2012) (same); and *Johnson Controls, Inc.* (Oct. 16, 2012) (same).

Similar to the proposals addressed in the letters cited above, the Proposal seeks, in effect, to redistribute compensation among the Company's employees. Because such decisions relate to general employee compensation matters, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) as concerning its ordinary business operations.

**CONCLUSION**

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(b), 14a-8(f) and 14a-8(i)(1), (2), (3), (6) and (7). The Company requests the Staff's concurrence in the Company's view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the proxy statement for its 2014 annual meeting of shareholders.

In accordance with SLB 14F, Part F, please send your response to this letter to me by email at alan.dye@hoganlovells.com.

Very truly yours,

Alan L. Dye

cc: Charles E. Sieving, EVP & General Counsel
Alissa E. Ballot, VP & Corporate Secretary
Ian Quigley, Qube Investment Management Inc.

**Exhibit 1**

QUBE

November 7, 2013

Attention: Alissa Ballot, Corporate Secretary
NextEra Energy
P. O. Box 14000, 700 Universe Boulevard
Juno Beach, Florida 33408-0420

RE: Independent Shareholder Proposal

Dear Ms. Ballot:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since June 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a leading green electric power company, NextEra should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at NextEra (according to the 2013 proxy filing material) over 235 times the average American worker in at least one case.

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at NextEra worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than three hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

---

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

**Exhibit 3**

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Nov 5th 2013

To Whom It May Concern:

This is to verify that As of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 12,619 shares of NEXTERA ENERGY INC.

Please advise if you require more information.

Regards,

| | |
|---|---|
| Hediyeh Sarayani | Melina Jesuvant |
| Account Manager | Manager, Service Delivery |

Pages 25 through 26 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB Memorandum M-07-16***

**Exhibit 4**

**Alissa E. Ballot**
Vice President & Corporate Secretary

December 6, 2013

***Via Overnight Courier***
***and***
***Email: ian@qubeconsulting.ca***

Mr. Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Canada

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2014 Annual Meeting

Dear Mr. Quigley:

We are in receipt of the letter from Qube Investment Management Inc. ("Qube") dated November 7, 2013, which includes a shareholder proposal for inclusion in NextEra Energy's 2014 proxy statement (the "Proposal"). The letter, together with a letter from TD Waterhouse Canada Inc. dated November 5, 2013 (the "Waterhouse Letter"), was delivered to us via overnight mail and was received on November 25, 2013.

The purpose of this letter is to inform you that, for the following reasons, we believe that Qube's submission is deficient and does not comply with Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, we believe that the Proposal is not eligible for inclusion in NextEra Energy's 2014 proxy statement.

**Failure to Establish Ownership for Requisite One-Year Period**

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Your submission fails to establish that Qube has continuously held the minimum number or value of shares for the requisite period.

The Waterhouse Letter purports to establish Qube's holdings of NextEra Energy common stock as of November 5, 2013. As the SEC staff noted in Staff Legal Bulletin 14G, however, Rule 14a-8(b) requires that a proponent establish the requisite stock ownership for "the entire one-year period preceding and including the date the proposal was submitted." The date of Qube's submission of the Proposal was not November 5, 2013, but instead was **November 22, 2013**. The Waterhouse Letter therefore does not establish Qube's ownership of NextEra Energy common stock as of the date of submission of the Proposal. Nor does the Waterhouse Letter establish that Qube owned the requisite number or value of NextEra Energy common stock for the one-year period preceding November 22, 2013, the date of Qube's submission of the Proposal. Qube therefore must provide us with proof that the shares on which it relies to establish its eligibility to submit the Proposal were owned on **November 22, 2013**, the date of submission of the Proposal, and had been continuously owned by Qube for the one-year preceding the date of submission of the Proposal. Qube also must represent that it intends to continue to hold the shares through the date of NextEra Energy's 2014 annual meeting of shareholders. In addition, to the extent that Qube seeks to rely on its clients' ownership of NextEra Energy common stock to establish its own eligibility to submit the Proposal, Qube must provide evidence that it has sole investment power over its clients' accounts, that its investment power is contractually irrevocable through the date of NextEra Energy's 2014 annual meeting of shareholders and that therefore it can represent that the shares held in those accounts will continue to be held through the date of NextEra Energy's 2014 annual meeting of shareholders.

**Failure to Establish Authority to Submit the Proposal as Proponent**

While the Proposal was submitted by Qube, the Waterhouse Letter does not list Qube as the owner of any shares of NextEra Energy common stock. Instead, the Waterhouse Letter lists multiple accounts owned by other investors, and indicates that Qube has the right to "receive and exercise proxies" on behalf of those investors. The Waterhouse Letter does not, therefore, establish that Qube is a "shareholder" eligible to submit the Proposal. Accordingly, even if Qube provides proof that its managed accounts collectively own the requisite number or value of shares of NextEra Energy common stock, Qube has not established that it is eligible to submit the Proposal as proponent.

If Qube wishes to establish that it is a shareholder eligible to submit the Proposal, Qube must provide proof that (i) Qube held the requisite number or value of shares of NextEra Energy common stock on **November 22, 2013**, the date of submission of the Proposal, apart from the shares owned by Qube's clients in managed accounts, and (ii) Qube had continuously held those shares for the one-year period preceding submission of the Proposal. Qube also must represent that it intends to continue to hold the shares through the date of NextEra Energy's 2014 annual meeting of shareholders.

You may establish Qube's ownership of NextEra Energy common stock in either of two ways:

1. you may provide a written statement from the record holder of the shares beneficially owned by Qube, verifying that, on **November 22, 2013**, the date Qube submitted the Proposal, Qube had continuously held, for at least one

year, the requisite number or value of shares of NextEra Energy common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting Qube's ownership of the requisite number or value of shares of NextEra Energy common stock as of or before the date on which the one-year eligibility period began, together with a written statement that Qube continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on NextEra Energy's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent must obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

**Qube Did Not Submit the Proposal on Behalf of its Clients' Managed Accounts**

The Proposal has been submitted by Qube as proponent, and not by any of Qube's managed account clients. Even if the Proposal had been submitted on behalf of one or more of Qube's managed account clients, nothing in the submission establishes that Qube has the authority to submit shareholder proposals on behalf of the owners of those accounts. Had Qube sought to submit a proposal on behalf of a managed account client, Qube's submission would have needed to include (1) evidence of Qube's authority to submit the Proposal on behalf of the managed account, and (2) proof of the managed account's ownership of the requisite number and value of NextEra Energy common stock for the requisite one-year period.

For the Proposal to be eligible for inclusion in NextEra Energy's proxy materials for its 2014 annual meeting of shareholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, NextEra Energy may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

The requested information may be provided to the undersigned at: Alissa E. Ballot, Vice President & Corporate Secretary, NextEra Energy, Inc., PO Box 14000, 700 Universe Boulevard, Juno Beach, FL 33408-0420, or by facsimile at: 561-691-7702.

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference. Also enclosed for your reference is a copy of Staff Legal Bulletin Nos. 14F and 14G.

If Qube responds in a timely manner to this letter and cures the aforementioned deficiencies, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,

Alissa E. Ballot

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

### B. Parties that can provide proof of ownership under Rule 14a-8(b)

**(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

### 3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

**Ballot, Alissa**

**From:** Microsoft Outlook
**To:** ian@qubeconsulting.ca
**Sent:** Sunday, December 08, 2013 9:14 PM
**Subject:** Relayed: NextEra Energy - Deficiency Letter re Shareholder Proposal

**Delivery to these recipients or groups is complete, but no delivery notification was sent by the destination server:**

ian@qubeconsulting.ca (ian@qubeconsulting.ca)

Subject: NextEra Energy - Deficiency Letter re Shareholder Proposal

TRANSMISSION VERIFICATION REPORT

TIME : 12/09/2013 16:43
NAME :
FAX : 5616917702
TEL : 5616917702
SER.# : BROM4J191559

| | |
|---|---|
| DATE,TIME | 12/09 16:33 |
| FAX NO./NAME | 817804506502 |
| DURATION | 00:09:04 |
| PAGE(S) | 25 |
| RESULT | OK |
| MODE | STANDARD ECM |

COURTESY COPY VIA FACSIMILE OF E-MAIL SENT DECEMBER 8, 2013


**Alissa E. Ballot**
Vice President & Corporate Secretary


era ENERGY

December 6, 2013

***Via Overnight Courier***
***and***
***Email: ian@qubeconsulting.ca***

Mr. Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Canada

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2014 Annual Meeting

Dear Mr. Quigley:

We are in receipt of the letter from Qube Investment Management Inc. ("Qube") dated November 7, 2013, which includes a shareholder proposal for inclusion in NextEra Energy's 2014 proxy statement (the "Proposal"). The letter, together with a letter from TD Waterhouse Canada Inc. dated November 5, 2013 (the "Waterhouse Letter"), was delivered to us via overnight mail and was received on November 25, 2013.

The purpose of this letter is to inform you that, for the following reasons, we believe that Qube's submission [illegible]

**Exhibit 5**

**Ballot, Alissa**

---

| | |
|---|---|
| From: | Ian Quigley [mailto:ian@qubeconsulting.ca] |
| Sent: | Thursday, December 12, 2013 11:26 AM |
| To: | Ballot, Alissa |
| Subject: | Re: NextEra Energy - Deficiency Letter re Shareholder Proposal |

Hello Alissa:

Hope you are well.

I attach a confirmation letter from our custodian that the prior material sent (Security Position Report), is a valid written statement showing continuous ownership of stock of no less than $2000 for at least one year (satisfaction of SEC rule 14a-8). The time period provided runs from about 2 years ago to the present (Nov 26th). It also confirms other procedural items.

Our research of appropriate methods to prove eligibility indicate that room has to be offered to allow for various custodial providers and arrangements. We have supplied an official report from our Custodian with an affirmation letter declaring the report valid.

Should you wish to discuss our proposal, we are always open for that dialogue and look forward to a continuing and positive relationship as proxyholders of Nextera.

**TD Waterhouse**
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

Pages 57 through 59 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB Memorandum M-07-16***

**Exhibit 6**

Hogan Lovells

Hogan Lovells US LLP
600 Brickell Avenue
Suite 2700
Miami, FL 33131
T +1 305 459 6500
F +1 305 459 6550
www.hoganlovells.com

December 27, 2013

NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408
Attention: Alissa E. Ballot, Vice President & Corporate Secretary

**Shareholder Proposal from Qube Investment Management Inc.**

Ladies and Gentlemen:

As special Florida counsel to NextEra Energy, Inc. ("NextEra Energy"), a Florida corporation, you have provided us with a copy of a letter (the "Proposal Letter") to NextEra Energy from Qube Investment Management Inc. ("Qube") dated November 7, 2013 in which Qube submits a proposed resolution (the "Proposal") for consideration at NextEra Energy's upcoming annual meeting of shareholders. You have requested our opinion whether the Proposal is a proper subject for shareholder action under Florida law and whether the Proposal, if adopted, would violate Florida law. The Proposal would require NextEra Energy's Board of Directors and/or its Compensation Committee to limit total compensation for each NextEra Energy executive officer named in the summary compensation table for NextEra Energy's proxy statement to ninety-nine times the median annual total compensation paid to all employees of the company.

For purposes of this opinion letter, we have examined a copy of the Proposal Letter and a copy of the Restated Articles of Incorporation of NextEra Energy. This opinion letter is based as to matters of law solely on applicable provisions of internal Florida law as currently in effect ("Applicable Florida Law").

Section 607.0801(b) of the Florida Business Corporation Act (the "FBCA") states: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under s. 607.0732." If adopted, the Proposal would attempt to limit the authority of NextEra Energy's board of directors with respect to a fundamental responsibility - - determining the compensation of NextEra Energy's principal officers. See Fla. Stat. § 607.0302(10), (15) (2013) (corporation's powers include fixing compensation of officers and the establishment of benefit and incentive plans).

The grant of authority to the board of directors in Section 607.0801(b) establishes the primacy of the board of directors with respect to the exercise of the powers of the corporation, subject to two specific exceptions (discussed below). As a general principle, the decisions of the directors cannot be controlled by the shareholders in acting for the corporation according to their best judgment. See 8A Fla. Jur. 2d Business Relationships § 300 (4th ed. 2011).

There are no decisions of the Florida courts or other courts applying Florida law that would support the position that a shareholder action could limit the authority of the board of directors of a Florida corporation to establish the compensation of the officers of the corporation to a greater extent than is expressly set forth in Section 607.0801(b). Section 607.0801(b) includes only two exceptions to the broad grant of authority to the board of directors. The authority may be limited by provisions of the corporation's articles of incorporation or, if the corporation has 100 or fewer shareholders, by an agreement among all shareholders of the corporation as authorized under Section 607.0732 of the FBCA. The Proposal is not within either exception. The NextEra Energy Restated Articles of Incorporation do not include a provision that limits the board's authority. Section 607.0732 also would not be applicable in the case of NextEra Energy because that section does not apply to corporations with more than 100 shareholders, as is the case with NextEra Energy. See Fla. Stat. § 607.0732(1).

Based upon, subject to and limited by the foregoing, we are of the opinion that a court of competent jurisdiction correctly applying Applicable Florida Law to the facts set forth herein should find that the Proposal (i) is not a proper subject for action by the NextEra Energy shareholders under the FBCA and (ii) if adopted by NextEra Energy shareholders and implemented would violate the FBCA.

With respect to opinions stated in the preceding paragraph, we note that a court's decision in each case would be based upon its own analysis and interpretation of the facts at the time the issues arise. We express no opinion in this letter as to any other laws and regulations not specifically identified above as being covered hereby (and in particular, we express no opinion as to any effect that such other laws and regulations may have on the opinions expressed herein).

We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter. This opinion letter has been prepared solely for your use with respect to the submission to the Securities and Exchange Commission on behalf of NextEra with respect to the Proposal Letter pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and should not be quoted in whole or in part or otherwise be referred to, and should not be filed with or furnished to any other governmental agency or other person or entity, without the prior written consent of this firm.

Very truly yours,

Hogan Lovells US LLP

HOGAN LOVELLS US LLP